UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2015

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

 EXPLANATORY NOTE

On December 8, 2015, Intec Pharma Ltd. issued a press release announcing that it is entering a Phase I clinical trial with its third pipeline product which is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (NSAID) induced ulcers. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Intec Pharma Ltd.

Date: December 8, 2015

      By: /s/ Zeev Weiss

      Zeev Weiss

      Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated December 8, 2015